Exhibit 99.1

UTStarcom Appoints CEO as New Chairman and Announces

Other Changes to its Board of Directors

BEIJING, CHINA — December 30, 2011 —UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI) a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and broadband for cable and telecom operators, announced today that on December 22, 2011 the Company’s board of directors (the “Board”) appointed Mr. Jack Lu, chief executive officer of UTStarcom, as chairman of the Board, effective March 31, 2012.  Mr. Lu will succeed Mr. Thomas Toy, who has resigned as a member and chairman of the Board, effective March 31, 2012. Mr. Toy will remain with the Company in an advisory role for a period of six months following the effective date of his resignation.

“I want to thank Tom for his important contributions to UTStarcom,” said Mr. Lu.  “Tom has been a trusted partner and a dedicated and valued Board member. I am very pleased that as an advisor, the Company will continue to benefit from Tom’s global vision and experience. Moreover, the three months we will have before the formal change will allow for a seamless transition, and reflects the importance we place on long-term planning, good governance and transparency.”

The Board also appointed Mr. Xiaoping Li, an independent director of UTStarcom, as its lead director, and Mr. Tianruo (Robert) Pu, an independent director of UTStarcom, as its chairman of audit committee effective March 31, 2012 to replace Mr. Thomas Toy on both roles.

Additionally, on December 22, 2011 Director William Wong tendered his resignation as a member of the Board, effective December 31, 2011.  Mr. Wong commented, “My departure will allow the Company to appoint an additional independent director to further strengthen the Company.” As a result of the changes, the Company’s Board will consist of seven directors, including five independent directors, with one vacancy.

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of interactive, IP-based network solutions in iDTV, IPTV, Internet TV and broadband for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

Founded in 1991 and listed on the NASDAQ in 2000, the Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Forward-Looking Statements

This release includes forward-looking statements, including statements regarding the services Mr. Toy will provide to the Company, the effect of Mr. Li’s appointment as lead director on the Company’s Board, and the Company’s ability to appoint an additional independent director.  These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, changes in the composition of the Company’s Board and their effect on the Company, as well as risk factors identified in its latest Annual Report on Forms 10-K and 10-K/A, Quarterly Reports on Form 10-Q and Current Reports on Forms 8-K and 6-K, as filed with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and we assume no obligation to update any such forward-looking statement.

For investor and media inquiries please contact:

In China:

Jing Ou-Yang

Investor Relations

UTStarcom Holdings Corp.

Tel: +86-10-85205153

Email: jouyang@utstar.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: utsi@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: utsi@ogilvy.com